Exhibit 77C

An Annual Meeting of Shareholders was held on June 21,
2007 and adjourned on July 20, 2007 in order to permit shareholders further time to respond to the solicitation of proxies. The description of each proposal and number of votes cast by shareholders are as follows

1.To elect four Trustees of the Fund for a term of two to three years or until his respective successor shall have been duly elected and qualified. The Trustees were elected to serve until the 2010 Annual Meeting, except for Rakesh K. Jain,
Ph.D. who was elected to serve until the 2009 Annual
Meeting.

				For		Withheld

Rakesh K. Jain, Ph.D.		12,677,346	888,226
Lawrence S. Lewin		12,777,670	787,902
Uwe E. Reinhardt, Ph.D.	        12,757,218	808,354

Trustees serving until the 2008 Annual Meeting are Robert
P. Mack, Eric Oddleifson, and Oleg M. Pohotsky. Trustees serving until the 2009 Annual Meeting are Daniel R.
Omstead, Ph.D. and Lucinda Stebbins, CPA.

2.To ratify the appointment of Deloitte Touche LLP as the independent registered public accountants of the Fund for the fiscal year ending September 30, 2007.

For		Against		Withheld
13,020,601	245,113		299,858

3.To eliminate the Funds fundamental investment restriction with respect to the percentage of the outstanding voting securities of any one issuer that the Fund may purchase.

For		Against		Abstain   NonVotes

9,767,437	793,447		476,045   3,389,654


4.To amend the Funds fundamental investment restriction with respect to the percentage of portfolio securities that may be on loan.

For		Against		Abstain   NonVotes

9,703,523	851,604		481,802   3,389,654